838 - 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 25-490 November 26, 2025

Platinum Group Metals Ltd. Reports 2025 Annual Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the fiscal year ended August 31, 2025, and provides an update and outlook. The Company's material property is the Waterberg project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project"). The Waterberg Project is planned as a fully mechanised, shallow, decline access platinum, palladium, rhodium and gold ("4E" or "PGM") mine, including by-product copper and nickel production, and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally. The Company's near-term objectives are to advance the Waterberg Project to a development and construction decision, including the arrangement of construction financing and concentrate offtake agreements.

The Company has filed its audited consolidated financial statements (the "Financial Statements") for the year ended August 31, 2025, Annual Information Form ("AIF"), and Management's Discussion and Analysis ("MD&A") with Canadian securities regulators on SEDAR+ (www.sedarplus.ca). The Company has also filed a Form 40-F annual report ("Form 40-F"), including the Financial Statements, with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements and MD&A from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings or results reported.

Project Ownership

As of August 31, 2025, the Waterberg Project is owned by Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."), which is in turn owned by Platinum Group (37.32%), Mnombo Wethu Consultants Proprietary Limited ("Mnombo") (26.0%), HJ Platinum Metals Company Ltd. ("HJM") (21.95%) and Impala Platinum Holdings Ltd. ("Implats") (14.73%). Platinum Group holds a further 12.97% indirect interest in Waterberg JV Co. through a 49.9% interest in Mnombo.

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HJM was established in 2023 by Japan Organization for Metals and Energy Security ("JOGMEC") and Hanwa Co. Ltd. ("Hanwa") as a special purpose company to hold and fund their aggregate future equity interests in the Waterberg Project. The combined Waterberg JV Co. ownership of JOGMEC (12.195%) and Hanwa (9.755%) were consolidated into a 21.95% interest for HJM going forward, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

In calendar 2023, Implats implemented a group wide restriction on capital expenditures. As a result, since early 2024, Implats has not funded their share of Waterberg Project cash calls and their interest in Waterberg JV Co. has diluted by approximately 0.27%. Platinum Group has funded Implats shortfall and the Company's direct interest in Waterberg JV Co. has increased concurrently with Implats dilution. Implats has advised they will consider the funding of new cash calls as future circumstances allow.

Recent Events

On September 17, 2025, the board of directors of Waterberg JV Co. unanimously approved a sixth stage of work in the amount of Rand 92.1 million (approximately $5.11 million at the time) for fiscal year 2026, to allow for the continuation of work programs underway. The Stage Six Budget was subsequently approved by a consent resolution of the requisite majority shareholders on September 26, 2025. The interim budget covers the period ending August 31, 2026, and includes some components of a $21.0 million pre-construction work program approved in principle for the Waterberg Project by the directors and shareholders of Waterberg JV Co. on October 18, 2022 (the “Pre-Construction Program”).

On May 29, 2025, Platinum Group reported the closing of a non-brokered private placement of common shares of the Company ("Common Shares") at a price of $1.26 per Common Share. An aggregate of 800,000 Common Shares were subscribed for and issued to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI") through its subsidiary Deepkloof Limited, resulting in gross proceeds to the Company of $1.0 million (the "Private Placement"). Closing of the Private Placement allowed HCI to return to a 26% interest in the Company at that time.

On February 18, 2025, the board of directors for Waterberg JV Co. unanimously approved a Rand 42 million interim budget (approximately $2.27 million at the time) to allow the continuation of work programs for the Waterberg Project.  The interim budget covered the period ending August 31, 2025, and included some components of the Pre-Construction Program.

On December 5, 2024, the Company entered into an Equity Distribution Agreement with BMO Nesbit Burns Inc. and Beacon Securities Limited (the "Canadian Agents") and BMO Capital Markets Corp. (the "U.S. Agent" and together with the Canadian Agents, the "Agents") for a new at-the-market equity program (the "2025 ATM") to distribute up to $50.0 million (or the equivalent in Canadian dollars) of Common Shares (the "Offered Shares"). The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Offered Shares sold under the 2025 ATM will be sold at the prevailing market price at the time of sale. The net proceeds of any such sales will be used for pre-construction site work, engineering and preparation, a potential first phase development program at the Waterberg Project, smelter and base metal refinery studies, a contingency provision and general, corporate and administrative expenses. Sales of Common Shares on the NYSE American pursuant to the 2025 ATM through the U.S. Agent commenced on January 22, 2025, and during the period ended August 31, 2025, 8,941,494 shares were sold at an average price of US$1.47 for gross proceeds of $13.2 million before directly attributable costs of $0.33 million. After August 31, 2025, to the date of this news release, the Company sold a further 3,728,000 shares at an average price of US$2.46 for gross proceeds of $9.16 million before deducting directly attributable costs of $0.23 million.

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On November 26, 2024, the Company entered a memorandum of understanding (the "MOU") with Ajlan & Bros Company for Mining, a subsidiary of Ajlan & Bros Holding ("Ajlan"), and the Ministry of Investment of Saudi Arabia ("MISA") as a part of the Global Supply Chain Resilience Initiative, for the study of a proposed platinum group metals smelter ("PGM Smelter") and base metal refinery ("BMR") to be located in Saudi Arabia. Earlier in December 2023, Ajlan and the Company entered into a Cooperation Agreement to study the establishment of a stand-alone PGM Smelter and BMR in Saudi Arabia. According to the terms of the MOU, MISA will offer strategic guidance and study potential financial support to the proposed PGM Smelter and BMR and the Waterberg Project located in South Africa.

On November 13, 2024, the Company filed a final short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the U.S. Securities and Exchange Commission ("SEC"), under the Multijurisdictional Disclosure System established between Canada and the United States. Pursuant to the Shelf Prospectus and the Registration Statement, the Company may offer and sell Common Shares, debt securities, warrants, subscription receipts, or a combination thereof up to an aggregate initial offering amount of $250 million (or its equivalent in Canadian dollars) from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and the Registration Statement remain effective.

On September 16, 2024, the Company reported positive results from an Independent Definitive Feasibility Study Update (the "Waterberg DFS Update") for the Waterberg Project. The associated technical report entitled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa", with an effective date of August 31, 2024, was filed on SEDAR+ on October 9, 2024. The Waterberg DFS Update was prepared by independent qualified persons in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and Subpart 229.1300 and Item 601(b)(96) of the SEC's Regulation S-K (collectively, "S-K 1300"). The Waterberg DFS Update included revised mineral resource and mineral reserve estimates. For details of the Waterberg DFS Update see the Company's news release dated September 16, 2024, the MD&A, and the technical report referred to above.

On April 3, 2024, the directors and shareholders of Waterberg JV Co. unanimously approved a $1.35 million budget to allow the continuation of work programs underway while finalizing the Waterberg DFS Update. This budget, covering the period from March 2024 to approximately August 2024, was a subcomponent of the Pre-Construction Program.

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Results For the Year Ended August 31, 2025

During the fiscal year August 31, 2025, the Company incurred a net loss of $4.54 million (August 31, 2024 - net loss of $4.61 million). General and administrative expenses during the period were $3.66 million (August 31, 2024 - $3.42 million). Share based compensation was $1.19 million (August 31, 2024 - $1.36 million). The foreign exchange gain recognized in the current period was $95 thousand (August 31, 2024 - $4 thousand) due primarily to the U.S. Dollar increasing in value relative to the Canadian Dollar during the year.

At August 31, 2025, finance income consisting of interest earned in the twelve-month period amounted to $0.28 million (August 31, 2024 - $0.44 million). Basic and diluted loss per share for the year ended August 31, 2025, was $0.04 (August 31, 2024 - $0.05).

Accounts receivable at August 31, 2025, totalled $77 thousand (August 31, 2024 - $0.23 million) while accounts payable and other liabilities amounted to $0.78 million (August 31, 2024 - $0.90 million). Accounts receivable was comprised primarily of value added taxes repayable to the Company in South Africa. Accounts payable consisted primarily of accruals and payables related to accounting costs, legal costs and project engineering and maintenance costs on the Waterberg Project.

Total expenditures on the Waterberg Project, before partner reimbursements, for the year ended August 31, 2025, were approximately $2.0 million (August 31, 2024 - $3.0 million). At period end, $49.2 million (August 31, 2024 - $47.0 million) in accumulated net costs were capitalized to the Waterberg Project. Total expenditures on the property since inception to August 31, 2025, are approximately $91.1 million.

For more information on mineral properties, see Note 4 of the Financial Statements.

Outlook

The Company's primary business objective is to advance the Waterberg Project to a development and construction decision. PTM is the operator of the Waterberg Project as directed by a technical committee comprised of itself and representatives from joint venture partners Implats, Mnombo, and HJM.

On October 18, 2022, Waterberg JV Co. approved in principle the Pre-Construction Program, including proposed work on initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility Eskom and advancement of the Waterberg Social & Labour Plan. Work to prepare the Waterberg DFS Update, including drilling and updated mineral resource and mineral reserve estimates, was a component of the Pre-Construction Program and has been completed. Approximately one half of the Pre-Construction Program has been completed. Remaining components are being undertaken in phases as incremental budgets are approved.

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Before a construction decision can be undertaken, arrangements will be required for Waterberg Project concentrate offtake or processing. The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake. As a part of the Company's investigation of smelting and base metal refining options, the Company has engaged in discussions with all South African integrated producers, including Implats, with a view to negotiating formal concentrate offtake arrangements for the Waterberg Project. To date no terms have been agreed. As an alternative the Company is also studying the possible establishment of smelter and base metal refinery facilities located in either Saudi Arabia or South Africa. Before any processing of materials in Saudi Arabia could occur, South African Government authorization for the export of concentrate or matte would be required.

The Company continues to work closely with regional and local communities and their leadership on mine development plans to achieve optimal outcomes and best value to all stakeholders.

The Company is also advancing an initiative through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technologies in collaboration with an affiliate of Valterra Platinum Limited (previously Anglo American Platinum Limited) ("Valterra") and Florida International University ("FIU"). As the world seeks to decarbonize and look for solutions to climate change, the adoption of battery electric vehicles is forecast to reduce the future demand for PGMs used in autocatalysis. The unique properties of PGMs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation and storage, which may create new demand for PGMs. The Company's battery technology initiative through Lion with partner Valterra represents one such new opportunity in the high-profile lithium battery research and innovation field. The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum. For more detail, please see the Company's MD&A and AIF.

Environmental, Social and Governance

Platinum Group recently received the annual Environmental, Social and Governance ("ESG") disclosure report from Digbee Ltd. ("Digbee"), a United Kingdom based company that has developed an industry standard ESG disclosure framework for the mining sector providing a right-sized, future looking set of frameworks against which they can credibly disclose, track, compare and improve their ESG performance. For 2025, Platinum Group achieved an overall score of BBB with a range of CC to AAA based on the information provided. Digbee ESG has been developed in consultation with mining companies, ESG specialists and capital providers and is endorsed by leading financial institutions, producing mining companies and other industry stakeholders. Digbee's reporting framework is aligned with global standards, including the Equator Principles. For more details about the Company's 2025 Digbee ESG Report please refer to the Company's MD&A, AIF and Form 40-F.

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Regulatory

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's current AIF and Form 40-F.

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in NI 43-101. Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground PGM and base metal deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being jointly developed with Mnombo, HJM and Implats.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "would", "will", "could", "can", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the findings of the Waterberg DFS Update, the plan for and development of the Waterberg Project and the potential benefits and results thereof including that it is projected to become one of the largest and lowest cost underground PGM mines globally, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development, obtaining concentrate offtake or processing, the size and cost of the Waterberg Project, the economic feasibility of establishing a new PGM smelter and BMR in Saudi Arabia or elsewhere, work with local communities, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the effect of battery electric vehicles on the market for PGMs, the use of PGMs in solutions to climate change, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including rising global inflation and increased potential supply chain disruptions; the impact of international trade disputes and the imposition of tariffs, international conflict and other geopolitical tensions and events; the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project as reported in the Waterberg DFS Update; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent AIF and Form 40-F, other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa, if implemented as proposed, may have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The Waterberg DFS Update has been prepared in accordance with NI 43-101 and S-K 1300. The technical and scientific information contained in this news release has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained in this news release, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.